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                                                                   Exhibit 4.22

Approved at July 8, 1997 Annual General Meeting of Shareholders

                          SHAREHOLDER RIGHTS PLAN

      Shareholders will be asked at the Meeting to consider and, if thought fit, pass a resolution, the text of which is set forth in Schedule A to this Management Proxy Circular to approve, ratify and confirm the adoption of the Shareholder Rights Plan Agreement (the "Rights Plan"). The full text of the Rights Plan is set forth in Schedule B to this Management Proxy Circular.

      The Board of Directors has determined that the Rights Plan is in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the Rights Plan.

      The Rights Plan was adopted by the Board of Directors on April 23, 1997 subject to receipt of all necessary regulatory approvals and will continue in effect if shareholders approve the Rights Plan. The Rights Plan is not being implemented in response to any actual or proposed take-over bid for the Corporation which is known to the directors. Management believes that it has an opportunity to increase product revenues in 1997 over 1996 levels as a result of the proposed acquisition of Frosst Radiopharmaceuticals, the acquisition of Spectro-Pharm Inc. in February 1997 and of Tican Pharmaceuticals Ltd. in July 1996 and the receipt, expected later in 1997, of final regulatory approvals for and the subsequent market launches of ANIPRYL-Registered Trademark- in the United States and Modafinil in Canada. Management is of the view that the increased revenues anticipated are not, as of the date of this Management Proxy Circular, reflected in the market price of the Shares. As a result, the Board of Directors considered it appropriate, at this time, to implement measures to encourage the fair treatment of shareholders in connection with any take-over offer for the Corporation. The Rights Plan will allow more time for the Board of Directors to ensure that shareholders are fully compensated for the value of their Shares. A detailed discussion follows on how the Rights Plan addresses concerns of shareholders.

      In considering whether to adopt the Rights Plan, the Board of Directors considered the current legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares.

      The existing legislative framework for take-over bids in Canada presents the following concerns for shareholders:

      (a)  TIME
           Current legislation permits a take-over bid to expire 21 days after it is initiated. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

      (b)  PRESSURE TO TENDER
           A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate, out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is

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Approved at July 8, 1997 Annual General Meeting of Shareholders

           particularly so in the case of a partial take-over bid (a bid for less than all shares), where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder with an approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

       (c) UNEQUAL TREATMENT
           The Board of Directors was also concerned that a person seeking control of the Corporation might attempt, among other things, a gradual accumulation of shares in the open market; the accumulation of a large block of shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; a partial offer that unfairly pressures shareholders; or an offer for any or all of the Corporation's common shares at what the Board of Directors considers to be less than full and fair value. The Rights Plan effectively prohibits the acquisition of more than 20% of the Corporation's common shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

PURPOSE

       The purpose of the Rights Plan is to give adequate time for shareholders of the Corporation to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Shares. The adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

       The issuance of the Rights (as defined below) will not in any way alter the financial condition of the Corporation. The issuance is not of itself dilutive, will not affect reported earnings per share and will not change the way in which shareholders would otherwise trade Shares. By permitting holders of Rights other than an Acquiring Person (as defined below) to acquire shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Corporation other than by way of a Permitted Bid (as defined below) or other than in circumstances where the Rights are redeemed or the Board of Directors waives the application of the Rights Plan.

       The Rights Plan should provide adequate time for shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board of Directors sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

       To qualify as a Permitted Bid, a take-over bid must be made to all holders of Shares and must be open for 60 days after the bid is made. If at least 50% of the Shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the

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Approved at July 8, 1997 Annual General Meeting of Shareholders

bidder may take up and pay for such Shares. The bid must then remain open for a further period of 10 clear business days on the same terms.

       The requirements of a Permitted Bid enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of the independently held Shares have been tendered, a shareholder who has not already tendered to that bid or to a competing bid will have a further 10 business days to decide whether to withdraw his or her Shares from a competing bid, if any, and whether to tender to the bid.

       A large number of publicly-held corporations in Canada and the United States have adopted shareholder rights plans.

SUMMARY

       The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan attached as Schedule B to this Management Proxy Circular.

EFFECTIVE DATE

       The Rights Plan became effective on April 23, 1997 (the "Effective Date"), the date upon which the Board of Directors approved the Rights Plan subject to receipt of all necessary regulatory approvals.

TERM

       The term of the Rights Plan is five years, subject to ratification by the shareholders at the Meeting.

SHAREHOLDER APPROVAL

       For the Rights Plan to continue in effect following the Meeting, the Rights Plan must be approved by a majority of the votes cast at the Meeting by shareholders voting in person or by proxy.

ISSUE OF RIGHTS

       Once all necessary regulatory approvals have been received, one right (a "Right") will be issued and attached to each outstanding Share.

RIGHTS EXERCISE PRIVILEGE

       The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separate Time") that is eight trading days after the earlier of a

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person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a take-over bid to acquire, 20% or more of the Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

       The acquisition of Beneficial Ownership (as defined in the Rights
Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Under the Rights Plan, there are certain exceptions to that rule, including (i) the Corporation or a Subsidiary of the Corporation, (ii) a person who acquires 20% or more of the outstanding Common Shares through, among other things, a share redemption or a Permitted Bid,
(iii) an underwriter or selling group member during the course of a public distribution; or (iv) investment and fund managers, trust companies and other persons who are managing investment funds, pension funds or plans, estates or accounts on behalf of another person. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

       Eight trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for the exercise price of the Rights, Shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50% discount). The exercise price of the Rights will be equal to five times the prevailing market price at the Separation Time.

       The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

CERTIFICATES AND TRANSFERABILITY

       Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

PERMITTED BID REQUIREMENTS

       The requirements of a Permitted Bid include the following:

          (i) the take-over bid must be made by way of a take-over bid circular to all holders of Shares;

          (ii) the take-over bid must not permit Shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60

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                days and only if at such time more than 50% of the Shares
                held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn; and

         (iii) if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

       The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

WAIVER AND REDEMPTION

       The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a take-over bid made by way of take-over bid circular to all holders of Shares, provided that in such circumstances the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring by means of a take-over bid made by way of a take-over bid circular to all holders of Shares. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such other period as may be specified by the Board of Directors. At any time prior to the occurrence of a Flip-in Event, the Board of Directors may with the prior approval of the holders of the Shares or the Rights redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

SUPPLEMENTS AND AMENDMENTS

       The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Prior to the Meeting, the Corporation is authorized to amend or supplement the Rights Plan as the Board of Directors may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

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Approved at July 8, 1997 Annual General Meeting of Shareholders

RECOMMENDATION OF THE BOARD OF DIRECTORS

       THE BOARD OF DIRECTORS HAS DETERMINED THAT THE RIGHTS PLAN IS IN THE BEST INTERESTS OF THE CORPORATION AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION APPROVING, RATIFYING AND CONFIRMING THE RIGHTS PLAN. Such resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy in respect of that resolution.


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